EXHIBIT 99.1
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Dated:  July 22, 2026

Hnatko Capital Inc.

By: /s/ Christopher Hnatko
Name: Christopher Hnatko Title: Director

Christopher Hnatko

By: /s/ Christopher Hnatko
Name: Christopher Hnatko